

Mailstop 4628

August 3, 2018

<u>Via E-mail</u>
Mr. Adam C. Peakes
Chief Financial Officer
Noble Corporation plc
Devonshire House, 1 Mayfair Place
London, England W1J8AJ

> **Re: Noble Corporation plc**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed February 23, 2018**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2018**
> **Filed May 10, 2018**
> **File No. 1-36211**

Dear Mr. Peakes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2017

Financial Statements

Note 14 – Commitments and Contingencies, page 87

Paragon Offshore, page 87

1.   We note your disclosure regarding the December 15, 2017 claims that the litigation trust filed against you and certain of your current and former officers and directors relating to the August 1, 2014 spin-off of Paragon Offshore plc. You disclose that any damages or amounts you would be required or agree to pay could have a material adverse effect on

Mr. Adam C. Peakes
Noble Corporation plc
August 3, 2018

your business, financial condition and results of operations, also that you may be required to established reserves in advance of the conclusion of litigation which could be substantial and have a material adverse effect.

Please expand your disclosure to specify your estimate of reasonably possible loss or the range of reasonably possible loss pertaining to this matter. If you have not prepared an estimate and are unable to estimate such amount or range, you must include a statement that such an estimate cannot be made to comply with FASB ASC 450-20-50-3 and 4. If this is the case, disclose the amount of damages that are being sought and which have been quantified, and identify any aspects of the litigation for which the amount of damages claimed remain unspecified. Also revise your disclosure to conform to the terminology guidance in FASB ASC 450-20-50-1, or clarify your reserve reference.

Form 10-Q for the Fiscal Quarter ended March 31, 2018

Financial Statements

Note 14 – Commitments and Contingencies, page 25

Paragon Offshore, page 26

2.   Please expand your disclosure to include comparable details as required in your annual report, updated as necessary to reflect any subsequent developments and the current status of the accounting considerations required for this contingency.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief
                                        Office of Natural Resources